Exhibit (a)(5)(xii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THE CITY OF CAMBRIDGE RETIREMENT SYSTEM on behalf of itself and on behalf of all others similarly situated,

Plaintiff,	C.A. No.

v.

ROBERT C. REEVES, GREGORY A. BEARD, RAKESH WILSON, WILSON B. HANDLER, TED A. GARDNER, MARK A. STEVENS, BART KALSU, APOLLO GLOBAL MANAGEMENT, LLC, ENCANA CORPORATION, and ALENCO ACQUISITION COMPANY, INC.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, The City of Cambridge Retirement System (“Plaintiff”), by and through its undersigned counsel, brings this stockholder class action on behalf of itself and on behalf of all other similarly situated public stockholders of Athlon Energy Inc. (“Athlon” or the “Company) against the members of Athlon’s board of directors, Robert C. Reeves, Gregory A. Beard, Rakesh Wilson, Wilson B. Handler, Ted A. Gardner, Mark A. Stevens, and Bart Kalsu (the “Board” or the “Individual Defendants”), Apollo Global Management, LLC (“Apollo”), Encana Corporation (“Encana”), and Alenco Acquisition Company, Inc. (“Merger Sub,”

and together with Athlon, the Individual Defendants, Apollo, and Encana, the “Defendants”) alleging breaches of fiduciary duties and aiding and abetting thereof in connection with Encana’s proposed acquisition of Athlon. The allegations in this Complaint are based on the knowledge of Plaintiff as to itself and on information and belief, including the investigation of counsel and review of publicly available information, as to all other matters.

NATURE OF THE ACTION

1. This stockholder class action arises out of the Board’s decision to sell the Company to Encana pursuant to a conflicted process and for an unfair price.

2. On September 29, 2014, Encana and Athlon announced they had reached an agreement by which Encana would acquire all outstanding shares of Athlon common stock in exchange for $58.50 in cash per share (the “Proposed Acquisition”). Encana plans to complete the Proposed Acquisition through a tender offer and, if a majority of Athlon’s shares are validly tendered, a second-step merger pursuant to Section 251(h) of the Delaware General Corporation Law. The Board has seven members, a majority of whom are conflicted in connection with the Proposed Acquisition. Three of the seven directors (Gregory A. Beard, Rakesh Wilson, and Wilson B. Handler) are representatives of Apollo (the “Apollo Directors”).

3. A fourth director is Robert Reeves, the Company’s Chairman and CEO. As explained below, the Apollo Directors and Reeves are conflicted, as they have interests in the Proposed Acquisition that differ from the Company’s public stockholders.

4. The Board breached its fiduciary duties by entering into the Proposed Acquisition after a conflicted process designed to benefit Company insiders over Athlon’s public stockholders.

5. First, the Proposed Acquisition materially benefits Apollo, which has dominated Athlon’s operations since Athlon’s inception in 2010. In August 2013, Apollo caused Athlon to undertake an initial public offering (the “IPO”), after which Apollo still owned approximately 65.5% of the Company.

6. The Proposed Acquisition is the second major transaction Apollo and Encana orchestrated within three months. In June 2014, Apollo agreed to buy $1.8 billion in Canadian natural gas assets from Encana. Analysts at the time agreed that Apollo was getting a sweetheart deal on its purchase of those assets. It now appears that Apollo has returned the favor by agreeing to sell Athlon to Encana for an unfairly low price, to the detriment of the Company’s public stockholders.

7. Second, Athlon’s management, including Reeves, also is conflicted in connection with the Proposed Acquisition. Athlon’s management collectively owns approximately 1.7% of Athlon’s operating subsidiary, Athlon Holdings LP

(“Holdings”). Upon consummation of the Proposed Acquisition, management will receive over $96 million in exchange for that interest. These holders will also receive an additional $25 million as a result of a Tax Receivables Agreement concerning their interests in the operating partnership.

8. Furthermore, Encana has implied that it plans to retain Athlon’s management in the post-merger company. Therefore, Athlon’s management has the opportunity to cash out its illiquid interests while also maintaining their jobs and the perquisites of employment. Reeves alone will receive over $375 million if the Proposed Acquisition is consummated. Thus, Athlon’s management has placed its own interests above those of the Company’s stockholders.

9. Third, the Board’s recommendation statement to stockholders (the “Board Recommendation”) reveals that Athlon ran no sale process of any kind, much less one designed to maximize stockholder value. Encana approached Athlon in early August to propose an acquisition. Instead of performing any market check to ascertain if other third parties were interested in providing a higher price than Encana, the Board bowed to Encana’s demands that Athlon (1) not conduct a pre-signing sale process and (2) include a no-solicitation provision in the Merger Agreement. Encana was clearly concerned any such standard market check would reveal that its proposal undervalued the Company. Therefore, the Board breached its fiduciary duties by failing to obtain the highest value reasonably available for stockholders as required by Revlon and its progeny.

10. Given these conflicts, it is not surprising that Apollo, the directors, and management have all signed support agreements through which they agree to tender their combined 36% stake in the Company to Encana. Thus, Encana only needs stockholders to tender a mere 14% more of Athlon’s stock to complete the Proposed Acquisition.

11. As a result of these conflicts and in breach of their fiduciary duties, the members of the Board agreed to sell Athlon to Encana at a price market analysts agree is too low. Moreover, Encana’s statements regarding the Proposed Acquisition reveal just how great of a deal it thinks it is getting. Athlon is primarily an oil exploration and production company. Currently, it produces approximately 30,000 barrels of oil per day. According to Encana’s statements, it believes that within the next five years, it will be able to increase that production to somewhere between 200,000 and 250,000 barrels of oil per day, 666% to 833% of Athlon’s current production.

12. In agreeing to the Proposed Acquisition pursuant to a conflicted process and at an unfair price, the Board has ignored Athlon’s enormous growth potential to the detriment of the Company’s public stockholders and in breach of its fiduciary duties.

PARTIES

13. Plaintiff, The City of Cambridge Retirement System (“Plaintiff”), is and has been at all relevant times a stockholder of Athlon common stock.

14. By way of background, non-party Athlon Energy Inc. (“Athlon” or the “Company) is an independent exploration and production company focused on the acquisition, development, and exploitation of unconventional oil and liquids-rich natural gas reserves in the Permian Basin. Athlon is a Delaware corporation with its headquarters at 429 Throckmorton Street, Suite 1200, Fort Worth, Texas 76102.

15. Defendant Robert C. Reeves (“Reeves”) has been the Chairman, President, and CEO of Athlon since the Company’s formation in August 2010. From 1999-2010, Reeves worked at Encore Acquisition Company (“Encore”) as a Senior Vice President and Chief Accounting Officer until 2006. From 2006-2010, Reeves served as Encore’s Senior Vice President, Chief Financial Officer, and Treasurer.

16. Defendant Gregory A. Beard (“Beard”) has served as a director of the Company since April 2013. Beard has worked at Apollo since June 2010, where he currently serves as a Senior Partner and the Global Head of Natural Resources. Beard is one of Apollo’s three representatives on the Athlon Board.

17. Defendant Rakesh Wilson (“Wilson”) has served as a director of Athlon since April 2013. Wilson has worked at Apollo since March 2009, where he currently serves as a Partner and a senior member of Apollo’s Natural Resources group. Wilson is one of Apollo’s three representatives on the Athlon Board.

18. Defendant Wilson B. Handler (“Handler”) has served as a director of Athlon since November 2013. Handler has worked at Apollo since 2011 and is a member of Apollo’s Natural Resources group. Handler is one of Apollo’s three representatives on the Athlon Board.

19. Defendant Ted A. Gardner (“Gardner”) has served as a director of Athlon since November 2013. From 2001-2010, Gardner was a director and Chairman of the Audit Committee of Encore, where he oversaw Reeve’s employment.

20. Defendant Mark A. Stevens (“Stevens”) has served as a director of the Company since October 2013.

21. Defendant Bart Kalsu (“Kalsu”) has served as a director of the Company since July 2014.

22. Defendant Apollo Global Management, LLC (“Apollo”) is a leading global alternative investment manager. Apollo raises, invests, and manages funds on behalf of some of the world’s most prominent pension, endowment, and sovereign wealth funds, as well as other institutional and individual investors. Apollo is a Delaware limited liability company.

23. Defendant Encana Corporation (“Encana”) is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil, and natural-gas liquids. Encana is incorporated in Canada.

24. Defendant Alenco Acquisition Company Inc. (“Merger Sub”) is an indirect, wholly-owned subsidiary of Encana incorporated in Delaware.

25. Defendants listed in ¶¶ 16-22 above are collectively referenced herein as the “Board” or the “Individual Defendants.”

SUBSTANTIVE ALLEGATIONS

I.	Background of Athlon

A.	Corporate History

26. According to its most recent Form 10-K, Athlon is “an independent exploration and production company focused on the acquisition, development, and exploitation of unconventional oil and liquids-rich natural-gas reserves in the Permian Basin.” The Permian Basin is located in Texas and New Mexico, and consists of three primary sub-basins: the Delaware Basin, the Central Basin Platform, and the Midland Basin. All of Athlon’s properties are located in the Midland Basin.

27. Athlon was founded in August 2010 by a group of former executives of Encore, including Defendant Reeves, following Encore’s acquisition by

Denbury Resources, Inc. Shortly thereafter, Apollo Global Management, LLC announced a partnership with Athlon and became its largest stockholder through certain affiliated funds.

28. On August 7, 2013, Athlon completed its IPO by selling 15,789,474 shares at $20 per share. Additionally, Apollo sold 2.3 million shares in the IPO pursuant to the underwriters’ exercise of their over-allotment option. Following the IPO, Apollo owned approximately 65.5% of the Company’s outstanding shares.

29. In connection with the IPO, Athlon and Apollo entered into a stockholders agreement (the “Stockholders Agreement”) that gives Apollo the right to designate a certain number of directors depending on the percentage of Athlon stock it owns. Under the Stockholders Agreement, if Apollo owns: (i) at least 50% of Athlon’s outstanding shares, it has the right to designate no fewer than a majority of the directors; (ii) between 30% and 50% of Athlon’s outstanding shares, it has the right to designate up to three directors; (iii) between 20% and 30% of Athlon’s outstanding shares, it has the right to designate up to two directors; and (iv) between 10% and 20% of Athlon’s outstanding shares, it has the right to designate up to one director. As long as Apollo owns at least 30% of the Company’s outstanding shares, each Board committee must include one Apollo designee. Furthermore, as long as Apollo owns at least one-third of Athlon’s outstanding shares, a majority of its designated directors must approve many Company actions, including mergers and other significant transactions.

30. Since the IPO, Apollo has rapidly sold down its stake in Apollo, through two large public offerings in February and August 2014. According to the Company’s 2014 annual proxy statement, Apollo owned 38.9% of Athlon’s outstanding shares as of April 24, 2014. According to Bloomberg, Apollo’s ownership decreased to approximately 26% by early August 2014.

31. Since Apollo owned between 30% and 40% of Athlon at the time of the Company’s 2014 annual meeting, three of the Company’s seven directors are representatives of Apollo: Defendants Wilson, Handler, and Beard. However, since it only currently owns approximately 26% of Athlon’s outstanding stock, Apollo will not have the right to designate three director nominees at the Company’s next annual meeting. Therefore, Apollo needed to act to sell Athlon in a transaction that was favorable to itself before it lost its strong Board representation.

B.	Recent Financial Performance

32. Athlon has experienced considerable growth since it became a public company. On May 6, 2014, Athlon released its strong first quarter 2014 financial results. In the first quarter, total revenues increased 93% to $105.7 million as compared to $54.7 million in the first quarter of 2013. Similarly, adjusted

EBITDA increased 94% to $79 million and discretionary cash flow increased 90% to $68.5 million as compared to the first quarter of 2013. Commenting on these results, Reeves stated:

[w]ith the addition of $970 million in negotiated transactions year-to-date within our core operating areas and the associated financings, our Company is well positioned to deliver high rate of return growth and solid financial performance for years to come. We have built a substantial position in the heart of the Northern Midland Basin where additional zones continue to be delineated horizontally, making it the most oil dense resource basin in the Country.

33. Athlon revealed that it experienced even stronger growth in the second quarter of 2014 when it announced those results on August 12, 2014. In particular, as compared to the second quarter of 2013, total revenues in the second quarter of 2014 increased 109% to $136.5 million, adjusted EBITDA increased 95% to $97.1 million, and discretionary cash flow increased 105% to $83.5 million. Commenting on these results, Reeves stated:

[i]t’s nice to see that our outstanding individual horizontal and vertical well results are directly translating to predictable growth in production and cash flows. The first six horizontal wells are outperforming their average type curves by nearly 70%. As we continue to seamlessly integrate our acquisitions into the Company and add additionally horizontal rigs through 2015, we expect these top-tier results to continue for many periods to come.

34. Despite the Company’s strong performance and excellent growth prospects, the Board agreed to sell Athlon at a deficient price a mere seven weeks after announcing the second quarter results.

II.	Apollo’s Recent History

35. The Proposed Acquisition is not the only major transaction between Apollo and Encana in recent months. On June 27, 2014, just three months prior to the announcement of the Proposed Acquisition, Apollo reached a deal to buy certain assets from Encana for approximately $1.8 billion dollars (the “Bighorn Sale”). The Bighorn Sale is just one of a series of steps undertaken by Encana to shift its focus away from natural-gas production and towards liquid-oil production.

36. The Bighorn Sale included approximately 360,000 net acres of Encana’s Bighorn assets in Alberta Canada as well as Encana’s working interests in all associated pipelines, facilities, and service arrangements. Apollo acquired the properties through Jupiter Resources Inc., a private Canadian oil and gas exploration company managed by Apollo affiliates.

37. Apollo’s representatives in the Bighorn Sale are worth noting. First, Apollo itself was represented by Defendants Beard and Wilson during the negotiations of the Bighorn Sale. Furthermore, Apollo’s financial advisor for the purchase was Evercore (defined below), which has additional connections to Encana and served as a financial advisor to Athlon in the Proposed Acquisition.

38. Commenting on the Bighorn Sale, Defendant Wilson, an Athlon director and Apollo partner, stated: “[w]e believe Jupiter Resources is acquiring a very attractive asset base in the core of the Deep Basin. We look forward to investing with the Jupiter Resources team as they further develop the vast resources contained within the Bighorn assets.”

39. Analyst reaction to the Bighorn Sale from Encana’s perspective was lukewarm. For example, in a research note published by BMO Capital Markets, Randy Ollenberger stated that the “[c]onsideration of US$1.8 billion is on the lower end or our SOTP valuation of $1.9-2.5 billion.” Similarly, analysts at CIBC World Markets noted that they had placed an approximate NAV value of $2.5 billion on the Bighorn assets. Furthermore, although acknowledging it was beneficial to Encana’s balance sheet, analysts at National Bank Financial and TD Securities Inc. viewed the deal as either neutral or neutral-to-slightly-positive for Encana.

40. Encana investors had an even worse reaction. Immediately before the Bighorn Sale was announced on June 26, the price of Encana shares closed at $23.91 per share. Shortly thereafter the stock price began dropping precipitously. By July 7, the stock price had fallen to $22.27. By July 17, the stock price had fallen to $21.30.

41. The Board Recommendation fails to provide any details regarding the Bighorn Sale or the process leading up to it, including information regarding whether Beard and Wilson discussed a sale of Athlon with Encana while negotiating the Bighorn Sale as well as details regarding Evercore’s role in the transaction. Without this material information, Athlon’s stockholders cannot evaluate the Proposed Acquisition and the conflicts of interest that pervade it. Therefore, the Board is withholding material information stockholders need to make an informed decision of whether to tender their shares in response to Encana’s offer.

42. Analyst and investor reactions to the Bighorn Sale indicated that Encana allowed Apollo to acquire the Bighorn properties at a low price. It appears that Apollo returned the favor when it agreed to the Proposed Acquisition in a possible quid pro quo arrangement. The Board Recommendation fails to provide sufficient information regarding this matter.

III.	Terms of the Proposed Acquisition

43. On September 29, 2014, Encana and Athlon announced that the two companies had entered into a definitive merger agreement (the “Merger Agreement”), which provides for Encana’s acquisition of all of the issued-and-outstanding shares of Encana for $58.50 per share in cash. This represents a mere 25% premium to the closing price of Athlon stock on September 26, the last trading day prior to the announcement. The Proposed Acquisition has a total value of $7.08 billion, consisting of $1.15 billion in assumed debt and $5.93 billion in equity value.

44. The Proposed Acquisition will be completed in two steps. First, Encana will launch a tender offer through Merger Sub during which Encana will offer $58.50 in cash in exchange for each tendered share. Second, if a majority of Athlon shares on a fully-diluted basis are tendered to Encana, then Athlon will be merged into Merger Sub and all Company shares not tendered will be canceled in exchange for the same $58.50 cash consideration. The second step will be effectuated through Section 251(h) of the Delaware General Corporate Law.

45. Furthermore, in connection with the Proposed Acquisition, each Athlon Restricted Share and RSU will be canceled and converted into the right to receive $58.50 in cash. For those restricted shares and RSUs that are subject to performance-based goals, they will be cashed out at their maximum levels.

46. The tender offer is set to expire on November 7, 2014. Therefore, time is of the essence.

IV.	The Board Entered Into the Proposed Acquisition to Benefit Insiders Without Running an Adequate Sale Process Designed to Maximize Stockholder Value

A.	The Process Leading to the Proposed Acquisition Was Conflicted

47. Not only did the Board agree to sell the Company at an inadequate price by agreeing to the Proposed Acquisition with Encana, the Board also favored the interests of insiders over those of public stockholders in breach of its fiduciary duties.

48. First, this transaction seems especially designed to benefit Apollo, which has three representatives on the Board. Through the Proposed Acquisition, Apollo will be able to liquidate its previously illiquid 26% stake in Athlon in return for nearly $1.5 billion. Moreover, as noted above, Athlon is the second company that Apollo has agreed to sell in the last month. In connection with the sale of Taminco, Apollo will be able to achieve over $900 million in liquidity in return for its 54% stake. Thus, it appears that Apollo is in the process of liquidating several of its assets.

49. Furthermore, as detailed above, the Proposed Acquisition is the second major transaction between Apollo and Encana in the last three months. Somehow, the Board Recommendation determined that this transaction did not create a conflict of interest for Apollo’s Board representatives. The fact that both the Bighorn Sale and the Proposed Acquisition appear to favor the purchaser suggests a quid pro quo arrangement between Apollo and Encana that harms only Athlon’s public stockholders. Therefore, Apollo and its three Board representatives are conflicted.

50. Second, Athlon’s management, including Defendant Reeves, is conflicted because Encana has implied that the Athlon management team will join the combined company. In fact, on the analyst conference call, Suttles stated that “[w]e’ve obviously spent a lot of time with Bob Reeves, their CEO, on what we need to do to make sure these people want to be a part of Encana.”

51. Moreover, before the Board lost control of the Company, it acted to significantly raise the base salaries of four of Athlon’s senior executives. On August 6, 2014, the Board’s Compensation Committee approved the following base salary adjustments: (i) Reeves’ base salary was increased to $875,000 from $570,000; (ii) Athlon’s Senior Vice President–Business Land Development Nelson K. Treadway’s base salary was increased to $360,000 from $300,000; (iii) Athlon’s Senior Vice President–Operations Bud W. Holmes’ base salary was increased to $360,000 from $275,000; and (iv) Athlon’s Vice President–Drilling and Geosciences David B. McClelland’s base salary was increased to $300,000 from $275,000.

52. Athlon’s management will be receiving huge windfalls as a result of the Proposed Acquisition. Athlon’s named executive officers will receive over $576 million, including over $286 million for Defendant Reeves, in return for their shares of Athlon stock.

53. Moreover, Athlon operates entirely through its subsidiary, Holdings, and has no assets other than its 98.3% majority interest in Holdings limited partner units (“LP Units”). Certain members of Athlon’s management own the other 1.7% of Holdings. Each LP Unit is convertible into one share of Athlon common stock pursuant to Exchange Agreements entered into in connection with the Company’s IPO. Each holder of LP Units (“LP Unit Holder”) is also a party to a Tax Receivable Agreement that entitles them to 85% of the tax benefits, if any, Athlon receives in connection with the exchange of their LP Units into Athlon common stock.

54. Each of these management members entered into side deals with Encana called Non-Exchange Agreements. Through the Non-Exchange Agreements, the management members agreed to convert their LP Units after the consummation of the tender offer but before the consummation of the merger. As a result of the conversion, each LP Unit will be converted into the right to receive $58.50 in cash upon the consummation of the Proposed Acquisition. Therefore, in the aggregate, the LP Unit Holders can expect to receive over $96 million in connection with the Proposed Acquisition. Defendant Reeves will individually receive over $42 million in exchange for his LP Units. Athlon’s public stockholders were never given the opportunity to hold any such equity interests in Holdings.

55. Furthermore, the Non-Exchange Agreements provide for the payment to the LP Unit Holders of over $25 million in lieu of payments they were to receive under a Tax Receivable Agreement described above. Defendant Reeves alone will receive over $11 million of these payments. Despite his clear self-interest, Reeves was permitted to negotiate the amount of these payments.

56. The Board Recommendation fails to disclose the basis for how these payments were calculated or how much these exchanging LP Unit Holders would have received under the Tax Receivable Agreement had the exchange not occurred in connection with the Proposed Acquisition. This is material information needed by stockholders in order to make an informed decision whether to tender their shares.

57. Additionally, the restricted shares and RSUs held by the Board and the Company’s management will be exchanged for the $58.50 cash consideration. Moreover, those equity awards that are subject to performance-based conditions will be cashed out assuming the maximum performance targets were achieved, regardless of the Company’s actual performance. In sum, Athlon’s management will receive over $73 million in exchange for these equity awards, with over $35 million of which inuring to Defendant Reeves,.

58. In sum, Reeves will receive over $375 million in connection with the Proposed Acquisition.

59. Many of these benefits are not shared with Athlon’s public stockholders. Furthermore, Reeves and the rest of management have held their positions at the pleasure of Apollo since the Company’s founding. Thus, management, including Reeves, is conflicted. Once Reeves is added to the three conflicted Apollo representatives on the Board, four of the seven directors are conflicted in connection with the Proposed Acquisition.

60. Third, the Board Recommendation and Encana’s offer to purchase (the “Offer to Purchase”) show that the Board failed to implement a sale process designed to maximize stockholder value. The Proposed Acquisition is the direct result of Encana’s decision to make an unsolicited offer to acquire Athlon on August 7, 2014. Instead of running a thorough market check to determine the fair value of the Company, the Board bowed to Encana’s demands that a pre-signing sale process not be conducted. Furthermore, the Board agreed to Encana’s demand that the final Merger Agreement contain the No-Solicitation Provision discussed below.

61. This failure to conduct any sort of market check, together with a contractual agreement not to do so in the future, is a breach of the Board’s fiduciary duties to maximize stockholder value under Revlon and its progeny. The Board Recommendation does not adequately disclose why the Board believed it was obtaining the highest value reasonably available for the Company despite the decision not to run a market check or sale process.

62. Furthermore, the Board did not take this process as seriously as it should have. In fact, the Board only met telephonically during the negotiations with Encana.

63. Additionally, Goldman, Sachs & Co. (“Goldman”) and Evercore Group LLC (“Evercore”), the financial advisors the Board retained and utilized in connection with the deficient sale process, were also conflicted.

64. Goldman has a long history of working closely with Apollo and, thus, is likely to favor Apollo’s interest. As revealed in the Board Recommendation:

Goldman Sachs also has provided certain financial advisory and/or underwriting services to Apollo Parent and/or its affiliates and portfolio companies from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to AMC Entertainment, a former portfolio company of funds affiliated with Apollo Parent, in connection with its sale in September 2012; as joint bookrunner with respect to the initial public offering of 29,411,764 shares of Berry Plastics Group, Inc., a portfolio company of funds affiliated with Apollo Parent, in October 2012; as joint lead manager with respect to the initial public offering of 40,000,000 shares of Realogy Holdings Corp., a portfolio company of funds affiliated with Apollo Parent, in October 2012; as joint bookrunner with respect to the initial public offering of 23,529,412 shares of Norwegian Cruise Line Holdings Ltd., a portfolio company of funds affiliated with Apollo Parent, in January 2013; as financial advisor to Metals USA Holdings Corp., a former portfolio company of funds affiliated with Apollo Parent, in connection with its sale in April 2013; as financial advisor to CKE Inc., a former portfolio company of funds affiliated with Apollo Parent, in connection with its sale in December 2013; as co-lead manager with respect to the initial public offering of 35,200,000 shares of EP Energy LLC, a portfolio company of funds affiliated with Apollo Parent, in January 2014; as co-lead manager with respect to the public offering of 17,250,000 shares of Rexnord

Industries LLC (“Rexnord”), a portfolio company of funds affiliated with Apollo Parent, in January 2014; as joint bookrunner with respect to the public offering of 17,250,000 shares of Sprouts Farmers Markets Inc. (“Sprouts”), a portfolio company of funds affiliated with Apollo Parent, in March 2014; as joint bookrunner with respect to the issuance by Ceva Logistics US, Incorporated a portfolio company of funds affiliated with Apollo Parent, of its 7.0% and 9.0% Secured Notes due 2021 (aggregate principal amount $625 million) in March 2014; as co-lead manager with respect to the public offering of 17,250,000 shares of Rexnord in May 2014; as co-lead manager with respect to the public offering of 19,583,334 shares of MONIER, a portfolio company of funds affiliated with Apollo Parent, in June 2014; and as lead bookrunner with respect to the public offering of 17,158,191 shares of Sprouts in August 2014.

65. Goldman certainly is not willing to jeopardize this relationship with Apollo. Moreover, Goldman’s entire $11 million fee is contingent on the closing of the Proposed Acquisition. Therefore, it was incentivized to ensure a deal was made.

66. Furthermore, the Board Recommendation does not adequately disclose significant material information concerning Goldman’s underlying methodologies, key inputs, and multiples relief on in performing its financial analysis. Athlon stockholders need this information in order to make an informed decision whether to tender their shares. These deficient disclosures include, among other things:

a.	the rationale relied upon by Goldman to derive discount rates between 10% and 12% with respect to its Net Asset Value Analysis of the Company;

b.	the rationale relied upon by Goldman to derive a discount rate of 14% with respect to its Illustrative Present Value of Future Share Price Analysis; and

c.	the criteria Goldman used in selecting the comparable companies in its Selected Company Analysis.

67. In addition, Evercore’s role in this transaction is unclear and, from what little can be discerned, is unusual and suspect. What is clear is that Goldman was Athlon’s primary financial advisor. However, the Board also determined to utilize Evercore due to “its familiarity with the Company and [Encana].” This familiarity with Encana stems from Evercore’s service as Encana’s financial advisor in connection with Encana’s March 2014 sale of assets in Wyoming for $1.8 billion.

68. It is unfathomable that the Board viewed this past relationship with Encana as a positive, rather than a debilitating conflict of interest. In fact, Encana’s offer was an all-cash deal from its first approach to Athlon. It is unclear why it was necessary to become familiar with Encana’s operations beyond ensuring it could in fact finance the total consideration. The only logical explanation is that Evercore was hired to advise Athlon’s management regarding future employment prospects with Encana.

69. In addition to this obvious conflict, Evercore has also served as Apollo’s financial advisor in the past, for which it has been well compensated. Most disturbingly, Evercore served as Apollo’s financial advisor in connection with the Bighorn Sale from Encana three months before the announcement of the Proposed Acquisition. Evercore is thus incentivized to maintain its commercial relationship with Apollo.

70. Moreover, although Evercore conducted its own separate financial analysis, it never shared the analysis with the Board. Evercore simply confirmed that its analysis yielded similar results as Goldman’s.

71. Evercore’s role in the process is not adequately disclosed in the Board Recommendation. At no point does the Board Recommendation reveal: (i) how much Evercore was paid for its role, whether in the past or currently, as a financial advisor to Encana, Apollo, or Athlon; (ii) why Evercore was retained after Goldman was retained; (iii) the details of its financial analysis; (iv) why it never shared its financial analysis with the Board; or (v) why the Board decided not to ask Evercore for a fairness opinion in connection with the Proposed Acquisition. This is material information Athlon stockholders need in order to make an informed decision regarding the Proposed Acquisition.

B.	The Proposed Acquisition Undervalues Athlon

72. The Board breached its fiduciary duties by agreeing to the Proposed Acquisition, because it significantly undervalues Athlon despite having the effect of eliminating the equity interests of Athlon’s public stockholders. Plaintiff and other members of the Class will no longer be able to share in the significant upside and growth potential of the Company.

73. The Proposed Acquisition will result in all of Athlon’s public stockholders being cashed out at an unfairly low price of $58.50 per share. This deal consideration is lower than the consensus price targets of Wall Street analysts. Prior to the announcement of the Proposed Acquisition, Yahoo! Finance reported that the average of sixteen analyst price targets for Athlon shares was $59.47. The highest analyst price target was listed at $66. To that end, Gabriele Sorbara, an analyst at Topeka Capital Markets, commented that the deal price came in at an 8.6% discount to his $64 price target.

74. The Board’s agreement to sell Athlon at a price lower than analyst targets is baffling in light of the disclosures in the Board Recommendation. The Board believed Encana’s initial offer of $52 per share as too low. According to the Board Recommendation, the Board concluded that “a number of analysts following the Company had higher price targets than [Encana] and the analyst models appeared to do a better job of incorporating recent publicly available information about the Company.” The Company then directed Encana that it should look at publicly-available information such as analyst reports in order to increase its bid. Despite this apparent confidence in market analysts, the Board still decided to sell that Company at a price below analyst targets.

75. Furthermore, the Board Recommendation states that the Board instructed Goldman to push Encana for a per-share price of not less than $60. The Board Recommendation does not reveal why the Board initially believed $60 per share was an appropriate value for Athlon or why ultimately decided to accept an offer $1.50 lower per share and $150 million lower overall.

76. Moreover, Encana clearly believes it managed to secure a great deal for its stockholders. In the press release announcing the Proposed Acquisition, Encana’s President and CEO Doug Suttles (“Suttles”) lauded the deal. He stated that:

[w]e’re delivering on the portfolio promised we made for 2017, today. We believe this acquisition, when combined with other recent portfolio changes, is highly accretive to our long-term cash flow per share projections and our goal of sustainably growing shareholder value. Our portfolio now aligns with our vision of being a leading North American resource play company. Our growth areas now include the top two resource plays in Canada, the Montney and Duvernay, and the top two resource plays in the United States, the Eagle Ford and the Permian.

77. Suttles was particularly enthusiastic about the Proposed Acquisition from Encana’s perspective when he spoke on a conference call with research analysts following the announcement. For example, Suttles stated:

[w]ith productive intervals spanning over 5,000 feet of stratigraphy and up to 11 potential producing horizons, these assets have a massive resource potential and generate significant high-margin liquids production. We estimate that the total resource potential in Athlon lands to be approximately three billion barrels of oil equivalent. With an estimated well inventory of 5,000 locations, this acquisition offers exceptional running room.

78. Suttles went on to tout the enormous opportunities to use horizontal drilling in connection with Athlon’s assets to unlock huge amounts of resources. In particular, Suttles estimated that Encana will be able to grow Athlon’s current production levels of 30,000 barrels-oil-equivalent per day to approximately 50,000 per day in 2015. Within the next five years, Suttles expects production to grow to between 200,000 and 250,000 barrels-oil-equivalent per day. These opportunities for horizontal drilling were known to the Board because Reeves championed Athlon’s past and planned horizontal well development when he commented on the Company’s strong second quarter 2014 earnings results. Moreover, Suttles stated that he expects the Athlon assets to be self-funding by 2016.

79. Thus, this is essentially a riskless acquisition for Encana. Since the Board agreed to an all-cash deal, it has deprived Athlon’s public stockholders from the opportunity to share in the Company’s enormous growth potential without ensuring they received adequate consideration for their shares.

V.	The Board Agreed to Onerous Deal Protections

80. In the Merger Agreement, the Board agreed to deal protection devices (collectively, the “Deal Protections”) that will preclude a fair sale process for the Company and effectively lock out competing bidders to the detriment of Athlon stockholders, including Plaintiff and the Class. Therefore, not only did the Board fail to run a full and vigorous sale process on the front-end of the transaction, it ensured no competing bid would emerge on the back-end as well. This is a clear violation of its fiduciary duties to maximize value for stockholders.

A.	Support Agreements

81. In connection with its approval of the Merger Agreement, the Board consented to Support Agreements entered into by (i) Defendants Kalsu, Gardner, Stevens, and Reeves; (ii) affiliates of Apollo through which Apollo holds its Athlon stock; and (iii) certain officers of Athlon. These insider stockholders in the aggregate own approximately 35.8% of the outstanding shares of Athlon common stock.

82. Under the terms of the Support Agreements, each signing stockholder has agreed to tender his or her shares into the tender offer. Moreover, each signing stockholder has agreed to vote against any alternative acquisition proposal until the Support Agreements terminate.

83. The Support Agreements signed by Apollo and Athlon’s non-employee directors will terminate upon the termination of the Merger Agreement. However, the Support Agreements signed by the Company’s officers will not terminate before January 31, 2015, even if the Merger Agreement is terminated earlier. Thus, if the Board terminates the Merger Agreement to accept a superior offer from a third party, the Company’s officers will be forced to vote against that superior offer until January 31, 2015.

84. The tender offer and subsequent merger will be consummated if a majority of the outstanding shares is tendered to Merger Sub. Thus, unless the Merger Agreement is terminated, Encana is already well on its way to completing the Proposed Acquisition. Encana only needs stockholders to tender 14% more of the Company’s shares to effectuate the Proposed Acquisition.

B.	No-Solicitation Provision

85. In Section 7.03(b) of the Merger Agreement, the Board agreed to a restrictive No-Solicitation Provision that not only prevents it from soliciting potential inquiries from third parties that may lead to competing offers to purchase the Company; the No-Solicitation Provision also precludes the Board from communicating with potential third-party suitors, except under very limited circumstances. Section 7.03(a) also requires that the Company terminate any and all prior or ongoing discussions with other potential acquirers.

86. In connection with the No-Solicitation Provision, the Board agreed to a very restrictive “fiduciary out” that only permits the Board to engage in negotiations with third parties under extremely limited circumstances. The Board can furnish information to and negotiate with third parties only if it receives an unsolicited, bona fide written proposal that it believes is, or could reasonably be expected to lead to, a “Superior Proposal.”

87. However, Section 1.01(a) of the Merger Agreement declares that an offer can only be a Superior Proposal if it seeks to acquire either all or substantially all of the assets of Athlon or 100% of the outstanding shares of the Company. This is significantly more restrictive than the “superior proposal” definition typically found in deal agreements, which set the bar at an effort to acquire only 50% of a company’s stock. This restrictive definition prevents the Company from pursuing any alternative transaction with a buyer seeking to purchase only a portion of Athlon, no matter how beneficial such a transaction could be for Athlon stockholders.

88. The presence of the No-Solicitation Provision and the restrictive definition of Superior Proposal are designed to protect the Proposed Acquisition and dissuade any interested third party from making an offer to acquire Athlon.

C.	Access to Information and Matching Rights

89. Sections 7.03(c) and (e) of the Merger Agreement grant Encana recurring and unlimited information and matching rights, which provide Encana with: (i) unfettered access to confidential and non-public information about competing proposals from third parties, which Encana can then use to formulate a matching bid; and (ii) four business days in which Athlon must negotiate in good faith with Encana (at Encana’s discretion) and allow Encana to propose amendments to the terms of the Merger Agreement to make a counter-offer should the Board wish to accept a Superior Proposal from a third party. If a third-party bidder makes any material revision to a Superior Proposal, then Encana will have a further two-business-day period to match the offer. With the Matching Rights, Encana can match any Superior Proposal from a third party while facing no pressure to top that bid.

90. The Matching Rights dissuade potentially interested parties from making an offer for the Company by providing Encana with (1) the ability to maneuver around any competing offers and (2) the opportunity to make repeated matching bids to counter any competing superior offers. As a result, the Merger Agreement unfairly favors Encana over any potential third party that may provide a superior offer for Athlon, and thereby the Company’s stockholders, including Plaintiff and the other members of the Class, are harmed.

D.	Termination Fee

91. The Board further reduced the possibility of maximizing stockholder value through a superior offer by agreeing to a significant Termination Fee. The Termination Fee is payable if the Board terminates the Merger Agreement and the Company consummates a transaction with another interested party. Thus, the Termination Fee will be payable by any potential third-party acquirer, driving up the cost of the acquisition and potentially transferring money to Encana that could otherwise could have been paid to Athlon stockholders as additional consideration.

92. If the Board terminates the Merger Agreement in order to accept a superior proposal offered by a third party, the Company must pay Encana a termination fee of $207.5 million. This represents 3.5% of the value the Proposed Acquisition places on Athlon’s equity.

93. The inclusion of the Termination Fee serves to deter competing parties from making bids and prevents the Board from properly exercising its fiduciary duties to maximize value for Athlon’s stockholders in this transaction.

94. The Termination Fee is an unreasonable barrier to competing offers and substantially increases the likelihood that the Proposed Acquisition will be consummated, leaving Athlon stockholders with limited opportunity to consider any superior offer. The Termination Fee cannot be justified as reasonable or a proportionate measure to protect Encana’s investment in the transaction process.

*    *    *

95. Collectively, the Deal Protections substantially and improperly limit the Board’s ability to investigate and pursue superior proposals and alternatives, including a sale of all or part of Athlon.

96. In pursuing this transaction the Board has breached its fiduciary duties. By knowingly participating in the Board’s breach of its fiduciary duties and inducing members of the Board to do the same, Encana and Merger Sub aided and abetted those breaches of duty.

97. Accordingly, judicial intervention is warranted to rectify existing and future irreparable harm to the Company’s stockholders. Plaintiff seeks equitable relief to enjoin the Proposed Acquisition.

CLASS ALLEGATIONS

98. Plaintiff brings these claims pursuant to Rule 23 of the Rules of the Court of Chancery individually and on behalf of all other holders of Athlon common stock (except Defendants named herein and any person, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from Defendants’ wrongful actions as more fully described herein (the “Class”).

99. This action is properly maintainable as a class action.

100. The Class is so numerous that joinder of all members is impracticable.

While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes there are thousands of members in the Class. According to the Merger Agreement, as of September 26, 2014, 97,129,446 shares of Athlon common stock were represented by the Company as outstanding. All members of the Class may be identified from records maintained by Athlon or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

101. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a) whether the Individual Defendants breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

b) whether the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

c) whether the Individual Defendants in bad faith and for improper motives impeded or erected barriers to discourage other strategic alternatives, including offers from interested parties for the Company or its assets;

d) whether the disclosures contained in the Board Recommendation are materially deficient;

e) whether Plaintiff and the other members of the Class would be irreparably harmed if the transactions complained of herein were consummated;

f) whether Encana and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

g) whether Plaintiff and the other members of the Class are entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

102. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of Defendants’ wrongful conduct as alleged herein.

103. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

104. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

COUNT I

Breach of Fiduciary Duty Against the Individual Defendants

105. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

106. The Individual Defendants have knowingly, recklessly, and in bad faith violated their fiduciary duties of care, loyalty, candor, good faith, and independence owed to Athlon’s public stockholders and have acted to put their personal interests ahead of the interests of Athlon’s stockholders.

107. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, knowingly, recklessly, and in bad faith are attempting to unfairly deprive Plaintiff and the other members of the Class of the true value of their investment in Athlon.

108. The Individual Defendants have knowingly, recklessly, and in bad faith violated their fiduciary duties by entering into the Proposed Acquisition without regard to the fairness of the transaction to Athlon’s stockholders.

109. As demonstrated by the allegations above, the Individual Defendants knowingly or recklessly failed to exercise the care required, and breached their duties of loyalty, good faith, candor, and independence owed to the stockholders of Athlon because, among other reasons, they failed to:

a.	ensure a fair process;

b.	fully inform themselves of the market value of Athlon before entering into the Proposed Acquisition;

c.	act in the best interests of the public stockholders of Athlon common stock;

d.	maximize stockholder value;

e.	act in accordance with their fundamental duties of good faith, due care and loyalty; and

f.	adequately disclose all material information necessary for stockholders to make an informed decision.

110. Because the Individual Defendants (1) dominate and control Athlon’s business and corporate affairs, and (2) are in possession of private corporate information concerning Athlon’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public stockholders of Athlon that makes it inherently unfair for the Individual Defendants to pursue any proposed transaction wherein they, or those they are beholden to, will reap disproportionate personal benefits to the exclusion of maximizing stockholder value.

111. By reason of the forgoing acts, practices and course of conduct, the Individual Defendants have knowingly, recklessly and in bad faith failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

112. As a result of Defendants’ actions, Plaintiff and the Class have been and will be irreparably harmed. Unless the Proposed Acquisition is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition’s terms, will not supply to Athlon’s stockholders sufficient information to enable them to make informed decisions regarding whether to tender their shares in connection with the Proposed Acquisition, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

113. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

Breach of Fiduciary Duty Against the Individual Defendants For Failing To Disclose Material Information Adequately

114. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

115. The Individual Defendants have and had the fiduciary duty to disclose all material information to Athlon’s shareholders regarding the Proposed Acquisition so that the shareholders can make an informed decision regarding whether to tender their shares to Encana.

116. The Board Recommendation issued by Athlon and the Individual Defendants fails to adequately disclose all material information relating to the Proposed Acquisition. Among other things, the Board Recommendation fails to disclose:

a.	the details of Encana’s recent Bighorn Sale to Apollo and whether that played any role in the Board’s decision to agree to the Proposed Acquisition;

b.	the role of Evercore in the process leading to the Proposed Acquisition; and

c.	the methodologies and assumptions underlying Goldman’s financial analysis.

117. Absent additional material disclosures, Athlon’s shareholders are being forced to make a decision whether to tender their shares and end their investment in Athlon without having all information material to such a decision.

118. By withholding such information, the Individual Defendants are unfairly and improperly harming Athlon’s shareholders, including Plaintiff and the Class.

119. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT III

Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duty Against Apollo, Encana, and Merger Sub

120. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

121. Defendants Apollo, Encana, and Merger Sub are sued herein as aiders and abettors of the breaches of fiduciary duty of the Individual Defendants.

122. The Individual Defendants breached their fiduciary duties of loyalty, care, candor, good faith and fair dealing owed to Athlon stockholders.

123. Such breaches of fiduciary duty could not and would not have occurred but for the conduct of Apollo, Encana, and Merger Sub.

124. Apollo, Encana, and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of their fiduciary duties owed to Athlon stockholders, and thus knowingly participated in such breaches.

125. Apollo, Encana, and Merger Sub induced and provided substantial assistance to the Individual Defendants in their breaches of fiduciary duties owed to Athlon stockholders.

126. As a result of Apollo, Encana, and Merger Sub aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class were damaged in that they were prevented from obtaining a fair price for their shares.

127. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in Plaintiff’s favor and in favor of the Class, against Defendants as follows:

a) declaring that this action is properly maintainable as a class action;

b) declaring that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is, therefore, unenforceable;

c) declaring that the Deal Protections are unlawful, unenforceable, and constitute a breach of fiduciary duty by the Individual Defendants;

d) declaring that Encana and Merger Sub aided and abetted such breaches of fiduciary duty by the Individual Defendants;

e) enjoining the Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts a procedure or process to obtain the highest possible value for stockholders;

f) ordering the Board to make full and accurate disclosures regarding the Proposed Acquisition to Athlon’s stockholders;

g) directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Athlon’s stockholders and to refrain from entering into any transaction until the process for the sale or merger of the Company is completed and the highest possible value obtained;

h) awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

i) granting such other and further relief as this Court may deem just and proper.

FRIEDLANDER & GORRIS, P.A.

/s/ Joel Friedlander
Joel Friedlander (Bar No. 3163)
Christopher M. Foulds (Bar No. 5169)
Benjamin P. Chapple (Bar No. 5871)
222 Delaware Avenue, Suite 1400
Wilmington, DE 19801
OF COUNSEL:	(302) 573-3500

Mark Lebovitch	Attorneys for Plaintiff
Jeroen van Kwawegen
John Vielandi
BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 554-1400

DATED: October 23, 2014

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